SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Call notice for Extraordinary Shareholders´Meeting” dated on December 15, 2009.

December 15, 2009 (02 pages)

For more information, contact:

Norair Ferreira do Carmo
TELESP, Sao Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(Sao Paulo, Brazil – December 15, 2009) - The Shareholders of Telecomunicações de São Paulo S.A. - TELESP are hereby called to the Extraordinary Shareholders´ Meeting to be held at 11:00 a.m. on December 30, 2009 at the Company headquarters located at Rua Martiniano de Carvalho, 851 - Auditorium, Bela Vista, Sao Paulo - SP, to deliberate on the following agenda:

I - To approve the nomination and hiring of the specialized company, assigned by the managements of the Company and A. Telecom S.A. (“A TELECOM”), to prepare the necessary appraisal to deliberate the partial spin-off of A. TELECOM, while the spun-off part of the net equity will be merged into the Company, Hirashima & Associados Ltda.

II - To examine and to deliberate the (i) "Protocol and Justification of the Partial spin-off of A.Telecom S.A., with merger of the spun-off part by Telecomunicações de São Paulo S.A. TELESP” (ii) the valuation report prepared by the specialized company mentioned on the item (I) above, and (iii) approval of A.Telecom S.A. spun-off part of the net equity by Telesp.

DOCUMENTS AVAILABLE TO SHAREHOLDERS: In accordance with the law #6404/76, all the documents related to the agenda of the day are available to shareholders at the Company’s headquarters, being also available for consulting on TELESP’s website (www.telefonica.com.br) as well as on the websites of Comissão de Valores Imobiliários – CVM (www.cvm.gov.br) and Bolsa de Valores de São Paulo – Bovespa (www.bovespa.com.br).

GENERAL INSTRUCTIONS: A) The corresponding powers-of-attorney for the Extraordinary Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho, 851, 14th floor, Sao Paulo - SP (at Gerência Jurídica Societária; telephones 3549-7423; 3549-7428 and 3549-7228), on business days, from Monday to Friday, between 9:00 a.m. and 6:00 p.m. and until 11:00 a.m. on December 28, 2009; such powers-of-attorney must have special authorities and corporate acts and/or documents that prove the power of the corporate entity. B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate of the referred Extraordinary Meeting, shall submit an abstract with the respective shareholder stake, issued by the custodian body as of December 28, 2009, inclusive.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 15, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director